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03032059

September 8, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


RECD S.E.C.
SEP 1 5 2003
1086

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find (i) a press release dated September 4, 2003, announcing appointments to the AGF Group and (ii) a press release dated September 5, 2003, announcing AGF's examination as to the timeliness of selling its stake in Sophia.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

9/16

PADOCS01/110102.13



Paris, 4 September 2003

PRESS RELEASE

AGF Group appointments

Jean-François Debrois, AGF Managing Director, will retire from his position as of 1 October, after 35 years of service in the AGF Group. "Jean-François Debrois has contributed, through his skills and vision, to the development of AGF's life insurance business. Thanks to him, AGF is now one of the leaders in the French life insurance market, with an extensive network of highly skilled professionals", said **Jean-Philippe Thierry**, Chairman & CEO of the AGF Group.

Individual Life activities will now be headed by **Laurent Mignon**, member of the Executive Committee. Mr Mignon is also in charge of Financial Services.

In addition, following the departure of **Patrick Warin**, Health and Group insurance activities will be headed by **Gilles Johanet**, former Director of the French national health insurance service *(CNAM – Caisse Nationale d'Assurance Maladie)*. Mr Johanet will join the Group as of 15 September 2003 and will be a member of the General Management Committee.

Lastly, **Jean-François Lequoy**, Chief Financial Officer, will join the Group's Executive Committee.

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45 cimatti@agf.fr

Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr


AGF

Jean-François Debrois

Jean-François Debrois, 59, joined the AGF Group in 1968. From 1972 to 1979 he served as Director of IT systems analysis, then as Sales Director of the AGF Vie network from 1979 to 1983. From 1984 to 1993, he was Director of Life activities, then of both Life and Health businesses in 1994. Mr Debrois was named Deputy Managing Director in 1987. Since 1994, he has been a Managing Director of the Group and a member of the Executive Committee, with responsibility for:

- Life and Health and individual Non-life insurance (1994-98);
- Life and Health for the entire AGF Group following the combination of AGF, Allianz France and PFA (since 1998).

Jean-François Debrois holds degrees from the Ecole Polytechnique and the Institute of French Actuaries.

Laurent Mignon

Laurent Mignon, 40, began his career as a trader before heading interest rate and currency option activities at Banque Indosuez (1986-90). Associate Director of Financière Indosuez from 1990 until 1995, he was then Assistant Director in charge of mergers and acquisitions of French financial institutions for Schroders Bank in London in 1996. He then joined the AGF Group in 1997 as Director of Finance. In 1998 he was appointed to the Executive Committee and was named Deputy Managing Director in 2001.

Until now, Mr Mignon has been in charge of financial services, asset management, banking activities, property, corporate finance and credit insurance.

Laurent Mignon is a graduate of HEC and the Stanford Executive Programme.

Jean-François Lequoy

Jean-François Lequoy, 42, began his career as an insurance company auditor at the insurance department of the Ministry of Finance and Budgeting (1986-91). Associate director of the insurance department of Compagnie de Suez from 1991 to 1994, he then became Managing Director of the insurance brokerage group J&H Marsh & McLennan, where he served at Faugère & Jutheau, then at Cecar & Jutheau from 1994 until 1998. He was then Managing Director and a member of the Board of Directors of La Mondiale Partenaire (formerly La Hénin Vie) from 1998 until 2001.

Mr Lequoy is a graduate of the Ecole Polytechnique (insurance auditing branch), of the Ecole Nationale de la Statistique et de l'Administration Economique (ENSAE) and of the Institute of French Actuaries. He has been Director of Finance of the AGF Group since 2001.

Until now, Mr Lequoy has been in charge of the accounting, strategy and management control and taxation departments.

Gilles Johanet

Gilles Johanet, 53, magistrate at the Cour des Comptes (government accounting office), has held positions as project manager for issues related to health, disease and pensions for the French prime minister (1983-84) and Director of the Établissement National des Invalides de la Marine (institute for disabled veterans of the French Navy) from 1985 to 1987. He directed the branch of the Caisse Nationale de l'Assurance Maladie (the French national health insurance service) dedicated to salaried workers from 1989 to 1993 and from 1998 to 2002. Mr Johanet is a graduate of ENA.

File No. 82-4517



Paris, 5 September 2003

PRESS RELEASE

In the context of its asset management strategy, AGF is examining the timeliness of selling its stake in Sophia and has initiated discussions thereon. No decision has yet been taken in this regard.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Anne-Sandrine Cimatti	33 (0)1 44 86 67 45 cimatti@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr